
The Chuo Mitsui Trust and Banking Company, Limited

33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT


05005200

January 11, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Assignment of Shares of Tokyo Securities Transfer Agent Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

December 28, 2004

Name of listed company: Mitsui Trust Holdings, Inc.
Head Office Address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code Number: 8309

Assignment of Shares of Tokyo Securities Transfer Agent Co., Ltd.

The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc. and Hitachi, Ltd. ("Hitachi") agreed to assign all of Tokyo Securities Transfer Agent Co., Ltd. ("Toshodai") shares held by Hitachi, to CMTB, upon approval of the related authority.

1. Purpose

Due to influences of reform of financial institutions or the reform of commercial code to dematerialize stock certificate to occur within five years, severe competition between the stock transfer agents is expected to take place. On the other hand, the clients' expectations to receive high-quality services, such as consultation on legislative and structural amendments, or support on facilitation of investor relation's activities are increasing.

CMTB, as a leading stock transfer agent in Japan, aims to reinforce its competitive advantage and to enhance the level of various services to be provided to its client-issuers and shareholders, by sharing the know-how through making Toshodai its subsidiary.
Also, CMTB will pursue merit of scale, by sharing the IT system investments, and aiming to build a standardized model for the industry, in the processing of stock transfer procedures.

On the other hand, while Hitachi reviewed all of its business lines to seek for ways to enhance profitability in its mid-term management plan, it came to a conclusion that it would be better for Toshodai's business development to become a subsidiary of CMTB than to be Hitachi's.

After the completion of share assignment, Toshodai will continue to be the stock transfer agent for Hitachi, and will continue to use its name Toshodai.

2. Outline of Toshodai

Name of the company	Tokyo Securities Transfer Agent Co., Ltd.
Location	4-2 Marunouchi, 1-Chome, Chiyoda-ku, Tokyo
Name of representative	Eiichi Kawasaki, President

Date of establishment		November 1962		
Capital		JPY 45 million (As of March 31,2004)		
Major shareholders (As of March 31, 2004)		Name		
		Hitachi, Ltd.		
		Location		
		6-6 Marunouchi 1-chome, Chiyoda-ku, Tokyo		
		Number of shares held		
		66 thousand		
		Percentage of total shares		
		73.3%		
Business		Stock transfer agency business		
Relationship with the submitter		None		
Number of employees		99 (As of March 31, 2004)		
Fiscal year end		March 31		
Business results	Fiscal Year ended March, 2003		Fiscal Year ended March, 2004	
Sales	JPY 3,069 million	19.1%	JPY 2,972 million	18.5%
Operating profits	JPY 291 million	4.9%	JPY 277 million	4.7%
Ordinary profits	JPY 397 million	7.2%	JPY 415 million	7.5%
Net income	JPY 173 million	3.2%	JPY 204 million	3.8%
Total assets	JPY 6,469 million	0.7%	JPY 6,224 million	0.7%
Shareholders' equity	JPY 3,522 million	0.7%	JPY 3,761million	0.7%

3. Outline of CMTB (assigned to subsidary of submitter)

Name of the company	The Chuo Mitsui Trust and Banking Co., Ltd.
Location	33-1 Shiba 3-Chome, Minato-ku, Tokyo
Name of representative	Kazuo Tanabe, President
Date of establishment	May 1962
Capital	JPY 356,264 million (As of March 31, 2004)
Major shareholders (As of March 31, 2004)	Name
	Mitsui Trust Holdings, Inc.
	Number of shares held
	1,245,256 thousand
	Percentage of total shares
	100%
Business	Trust and banking business, Financial and related business
Relationship with the submitter	Capital, Personnel affairs, Business relationship

4. Ratio of shareholdings

   Number of the shares under alteration: 66 thousand shares

   Before the assignment: CMTB 0%, Hitachi 73%

   After the assignment (plan): CMTB 73%, Hitachi 0%

5. Schedule of assignment

   During Fiscal Year ending March 31, 2005 (plan)

6. There is no change to our projected financial results for the term through Fiscal Year

ending March 2005

[For further inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
Phone: +81-3-5232-8827